June 15, 2010

VIA EDGAR FILING

To:           United States Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 3561
Washington, D.C. 20549

Re:           Registrant Name: VisiTrade, Inc. (the “Company”)

Dear United States Securities and Exchange Commission:

Please accept the below narrative which has been prepared by the Company in response to your communication dated November 13, 2008 regarding the review of the Company’s (i) Form 10 filed with the Securities and Exchange Commission (“SEC”) on October 15, 2008 (the “Registration Statement”), (ii) Quarterly Reports on Form 10-Q for the periods ended March 31, 2008, June 30, 2008 and September 30, 2008 and (iii) Annual Report on Form 10-KSB for the year ended December 31, 2007. The Company’s response has been prepared based on a review of materials in the possession of the Company at this time. The Company reserves the right to amend its response to include additional information should such additional information become available to the Company and provide a more complete answer to an element of the subject inquiry.

In connection with responding to your comments, the Company acknowledges that the Company is responsible for the adequacy and accuracy of the disclosure in the filing, staff comment or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing, and the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

FORM 10, AMENDMENT NO. 1, AS FILED OCTOBER 15, 2008

Comment number one:  Please revise your registration statement to include page numbers.

Response: The Registration Statement has been amended to include page numbers.

Comment number two: We note your statement that, “[f]ollowing this registration, we became a public company.” Please state the date on which you became a public company, and please disclose that you did not timely file your first two quarterly reports on Form 10-Q and discuss why you did not do so.

Response: The Registration Statement has been amended to disclose that we are currently a public company, the date we became a public company, the fact we did not timely file our following quarterly reports and annual reports, and the reasons for such untimely filings.

Comment number three: We note your response to comment 25 of our letter dated January 11, 2008. Please revise this section of the registration statement to include a detailed analysis of the costs of completing your milestones. Specifically, discuss the costs of completing your website and of completing all other tasks necessary for your company to be in a position to generate sales.

Response: We have revised the Registration Statement to include a more detailed analysis of the capital requirements necessary to bring the Company to a position of generating revenues. Our immediate hurdle is the completion of our website and we have disclosed the estimated costs for the completion of a beta version of our website. As disclosed and explained in the Registration Statement, we cannot possibly know what additional costs may be necessary to revise, if even necessary, the beta version of our software. We have also disclosed the estimated costs for maintaining our sales and support staff following the completion of our website.

Comment number four: We note your response to comment 32 of our letter dated January 11, 2008. Please revise this section of the registration statement to indicate the number of hours per week Mr. Baum devotes to the company’s business.

Response: The Registration Statement has been amended to disclose the approximate number of hours per week Mr. Ford Sinclair, the Company’s new Chief Executive Officer, devotes to the Company’s business.

Comment number five: We reviewed your response to comment 42 of our letter dated January 11, 2008 and the related revisions to your financial statements. Based on your determination that the November 1, 2006 transaction with VisiTrade, LLC (the “Transaction”) should be accounted for as a recapitalization of VisiTrade, LLC, it appears that the following additional revisions to your financial statements are necessary:

The financial statements for all periods presented, including the historical periods prior to the date of the recapitalization should reflect the operations and financial position of VisiTrade, LLC.

Response: The financial statements have been revised to include historical periods reflecting the operations of Visitrade, LLC.

VisiTrade, LLC’s equity balances and transactions should be retroactively restated to give effect to the exchange ratio in the Transaction as if the exchange took place at the beginning of the periods presented.  For example, if the VisiTrade LLC shareholders received two shares in the combined company for every one share previously owned in VisiTrade LLC, then the historical equity balances should be adjusted to reflect this two for one exchange ration.

Response: The financial statements have been revised to reflect the exchange ratio. Note that 100% ownership of Visitrade, LLC was exchanged in the transaction.

The number of shares retained by the shareholders of the public shell company in the Transaction should be shown as an issuance of shares by VisiTrade, LLC on November 1, 2006.

Response: The financial statements have been revised to reflect the issuance of shares as of November 1, 2006.

Weighted average common shares outstanding and earnings per share for each period should be adjusted to give effect to all of the above.

Response: The financial statements have been revised to reflect the correct weighted average.

Comment number six: Further to the preceding comment, please ensure the historical financial statements included in the filing give appropriate consideration to the guidance in SFAS 144 regarding discontinued operations.  In this regard, we understand that you ceased all efforts to develop and market VisiTrade, LLC’s alternative trading system in early 2007.  Accordingly, we would expect the related results of operations to be reported in discontinued operations.  If you disagree, please advise us as to the basis for your position. Additionally, please ensure the historical financial statements included in the filing comply with the presentation and disclosure requirements of SFAS 7 with respect to development stage enterprises or otherwise tell us why such disclosures are not applicable.

Response:  The financial statements have been revised and show the results of discontinued operations resulting from the alternative trading system.

Balance Sheets

Comment number seven: Please revise your authorized shares of common stock to reflect 45,000,000 shares as established in exhibit 2.2, Certificate of Amendment of Articles of Incorporation; otherwise tell us the basis for your current presentation.

Response: The Registration Statements Balance Sheets have been amended to reflect the correct number of authorized shares of the Company’s common stock as 45,000,000.

Notes to the Financial Statements

Comment number eight: We reviewed your response to comment 45 of our letter dated January 11, 2008.  As previously requested, please disclose your accounting policy related to share based payments issued to employees and non-employees. Refer to SFAS 123®, EITF 96-18, and SAB Topic 14, as applicable.

Response: The Registration Statement’s Notes to the Financial Statements have been amended to disclose the Company’s accounting policy related to share based payments issued to employees and non-employees in Note 3 in the Notes to the Financial Statements.

Form 10-KSB for Fiscal Year Ended December 31, 2008
Forms 10-Q for Fiscal Quarters Ended March 30, 2008, June 30, 2008 and September 30, 2003.

General

Comment number nine:  Where applicable, please revise your periodic filings on Forms 10-KSB and 10-Q to comply with the above comments.

Response: The Company’s periodic filings on Form 10-Q and annual filings on Form 10-K for the periods following the Registration Statement have, where applicable, been amended in connection with the above comments.

Form 10-KSB for Fiscal Year Ended December 31, 2007

Item 8A.  Controls and Procedures

Response number ten:  Please revise management’s annual report on internal control over financial reporting to provide a statement in substantially the form prescribed by item 308T(a)(4) of Regulation S-K

Response: Management’s annual report on internal control over financial reporting contained in the Form 10-KSB for the fiscal year ended December 31, 2007 has been amended to include the statement as prescribed by item 308T(a)(4) of Regulation S-K.

Forms 10-Q for Fiscal Quarters Ended March 30, 2008, June 30, 2008 and September 30, 2008

Item 4.  Controls and Procedures

Comment number eleven:  Please tell us and revise your disclosure to explain how you were able to conclude that disclosure controls and procedures were effective as of each interim balance sheet date, given that:  1) Forms 10-Q for the quarters ended March 30, 2008 and June 30, 2008 were not filed timely; and 2) you disclosed that disclosure controls and procedures were not effective as of December 31, 2007 due to material weaknesses identified in your internal controls over financial reporting and you disclose that no changes have been made to your internal controls over financial reporting in the interim period.  In considering our comment, please note the definition of disclosure controls and procedures provided in Rule 13a-15(e) which indicated that effective controls and procedures would ensure that information required to be disclosed by the issuer is recorded, processed, summarized and reported within the time periods specified in the Commission’s rules and forms.

Response: The disclosures related to the disclosure controls and procedures have been amended to re-affirm the material weaknesses identified in the December 31, 2007 Form 10-K as well as to disclose the additional material weaknesses associated with later on our subsequent Form 10-Q’s and 10-K’s.

Report of Independent Certified Public Accountants

Comment number twelve:  Please consider having your independent accountants revise their review reports to omit paragraphs five through eight, as these paragraphs are typically not included.

Response: The filings have been revised to remove such paragraphs from the independent accountant’s review reports.

Interim Financial Statements

Comment number thirteen: Please revise to include comparative condensed statements of operations and cash flows for the corresponding interim periods of the preceding fiscal year.  Refer to Rule 8-03 of Regulation S-X and Instruction 1 to Rule 8-03 of Regulation S-X

Response:  The interim financial statements have been revised to show the corresponding interim periods of the preceding fiscal year.

Exhibits 31.1 and 31.2

Comment number fourteen:  Please revise to indicate that the certifications are signed by Mr. Baum in his capacity as Principal Executive Officer and Principal Financial Officer, otherwise tell us how you have complied with Exchange Act Rules 13a-14(a), 13a-14(b), 15d-14(a) and 15d-14(b). Additionally, please revise the certification provided in Exhibit 31.1 to conform to the exact wording specified in Item 601(b)(31) of Regulation S-K.  Specifically, please replace “small business issuer” with “registrant” throughout paragraphs three, four and five.

Response: Both Exhibit 31.1 and 32.1 have been amended to note Mr. Sinclair, the company’s new Chief Executive Officer, is executing such documents in his capacity as Principal Executive Officer and Principal Financial Officer. In addition, Exhibit 31.1 has been amended to replace “small business issuer” with “registrant.”

I hope that the information provided and attached hereto adequately responds to your request.

Very truly yours,

VisiTrade, Inc.

/s/ Ford F. Sinclair
_________________________________
By: Ford F. Sinclair
Its: Chief Executive Officer and Principal Financial Officer